Filed pursuant to Rule 424(b)(5)

Registration No. 333-235891

PROSPECTUS SUPPLEMENT

(to Prospectus dated April 18, 2021)

(to Prospectus Supplement dated November 15, 2022)

AUDDIA INC.

This prospectus supplement amends and supplements the information in the prospectus dated April 18, 2021 (the “Prospectus”), filed with the Securities and Exchange Commission as part of our registration statement on Form S-3 (File No. 333-237891), as previously supplemented by our prospectus supplement, dated November 15, 2022 (the “Prior Supplement” and together with the Prospectus, the “Prior Prospectus”), relates to the issuance and sale of up to ten million dollars ($10,000,000) in shares of the common stock, $0.001 per share (“common stock”), of Auddia Inc., a Delaware corporation (“AUUD” or the “Company”), to White Lion Capital LLC (“White Lion”) pursuant to a purchase agreement (the “White Lion Purchase Agreement”) entered into on November 14, 2022. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

To date, we have sold 2,361,514 shares of our common stock for aggregate gross proceeds of approximately $1,582,315.93 in accordance with the White Lion Purchase Agreement, including 399,294 shares issued by the Company on June 12, 2023. The payment and closing on such 399,294 shares is expected to occur on or before June 15, 2023.

We are filing this prospectus supplement to amend the Prior Prospectus to reduce the amount of the shares registered under the Prior Prospectus to 2,361,514. After giving effect to these limitations and the current market value of shares of our common stock held by non-affiliates, we currently may offer and sell shares of common stock having an aggregate offering price of up to $3,081,181.65 under the Prior Prospectus, which amount is in addition to the shares of common stock that we have sold to date in accordance with the White Lion Purchase Agreement under the Prior Prospectus.

Our common stock is listed on the Nasdaq Capital Market under the symbol “AUUD.” On June 13, 2023, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.22 per share.

The aggregate market value of shares of our common stock held by non-affiliates as of the date hereof pursuant to General Instruction I.B.6 of Form S-3 is $13,990,492.74, which was calculated based on 11,467,617 shares of our common stock outstanding held by non-affiliates and at a price of $1.22 per share, the closing price of our common stock on June 13, 2023. During the last 12 months, under this Registration No. 333-235891 we have sold approximately $1,512,578. Following the filing of this Prospectus and the deregistration of shares as described above, as of the date of this Prospectus we will have approximately $3,081,181.65 of availability for future sales under this Registration Statement.

Any future offering under this Registration Statement will be made pursuant to a new prospectus supplement filed by the Company under this Registration Statement.

The Company and White Lion have agreed, within the next 90 days, to make commercially reasonable arrangements for a continued equity line facility. Such continued equity line facility may be in the form (as will reasonably be agreed between the Company and White Lion) of an amended or supplemented or replacement equity line (or a combination thereof),and will provide for reasonable and customary arrangements regarding registration and stockholder approval. If the Company does not enter into such a continued equity line facility with the next 90 days, the Company will pay White Lion $100,000 in cash.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 13, 2023